

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

Tuanfang Liu
Chief Executive Officer
Ispire Technology Inc.
19700 Magellan Drive
Los Angeles, CA 90502

> **Re: Ispire Technology Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 11, 2022**
> **CIK No. 0001948455**

Dear Tuanfang Liu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 11, 2022

General

1. We note your disclosure that a portion of your operations are in Hong Kong, your management is based in China, and your sole manufacturer and supplier is a Chinese company under common control. Please review the Division of Corporation Finance's December 20, 2021, guidance "Sample Letter to China-Based Companies" available at https://www.sec.gov/corpfin/sample-letter-china-based-companies and provide us with an analysis of whether you have the majority of your operations in China, which includes Hong Kong. If so, please update your disclosure to fully discuss the legal and operational risks associated with being a China-based company, or explain why such comments are not applicable to the company.

2.   To the extent material to an understanding of the organization of the company, please include an organizational chart depicting the company's structure.

3.   We note your disclosure on page 18 regarding Russia's invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to Russia's Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

4.   Please provide us supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Cover Page

5.   Please revise the heading on your prospectus cover to separately state the amount of securities being offered by the selling stockholders. Additionally revise your cover page and summary disclosure to clearly describe both offerings.

6.   Please revise to disclose a fixed price (or a range) at which the selling stockholders will sell their shares until the securities are quoted on the Nasdaq, after which the securities can be offered and sold at prevailing market prices or at negotiated prices.

7.   We note your disclosure that you will be deemed to be a "controlled company" under the Nasdaq listing rules. Please additionally disclose on the prospectus cover and in the summary (i) the percent of the voting power that your Chief Executive Officer will control after completion of the offering and (ii) whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules.

8.   Please revise the cover page of your registration statement to include a highlighted cross-reference to the risk factors section. Refer to Item 501(b)(5) of Regulation S-K.

Prospectus Summary
Introduction, page 1

9. We note that the prospectus includes industry data based on information from third-party sources that was commissioned by you. Please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. Additionally, you state you make no representations "as to the accuracy or completeness" of the industry data from third-party sources. As this statement may imply an inappropriate disclaimer of responsibility with respect to the third-party information, please either delete this statement or specifically state that you are liable for such information.

Our Strategy, page 3

10. We note your disclosure on page 4 that "we developed our patented DuCoil technology that enables our cannabis vaporizer products to heat cannabis oil to the optimal temperature without burning it, which is the first true leak-proof patented design, which enables the consumer to get the full flavor experience of the cannabis." Please revise to reconcile with disclosure on page 51 which indicates that your chief executive officer developed the technology, which is being assigned to you. Additionally revise your disclosure to clarify the meaning "true" in this context, as well as the basis for these claims. To the extent the claims relate to other companies, please also describe the support for them.

The Offering, page 7

11. Disclosure on page 7 states if your application for approval by Nasdaq is not approved you will not complete this offering. Disclosure on page 74 states if your application for approval by Nasdaq is not approved the offering may not be completed. Please reconcile.

Risk Factors, page 11

12. Please include risk factor disclosure highlighting the control that your chief executive officer will continue to exercise following the offering, and describing any potential conflict of interests or other material risks to the company and investors.

We may not be able to successfully establish and operate..., page 14

13. We note that all of your products are manufactured and supplied by Shenzhen Yi Jia Technology Co., Limited. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

We are exposed to product liabilities and user complaints arising from the products we sell..., page 15

14.   We note your disclosure on page 16 that your chairman and principal stockholder is also the 95% owner of your principal supplier, Shenzhen Yi Jia. Please revise to describe the potential conflict of interests and other material risks that may arise as a result of this common control.

One customer accounts for a significant portion of our sales., page 19

15.   We note your disclosure that your largest distributor accounts for a significant portion of your sales. Discuss the material terms of your purchase or other agreements with such customer, if any. Please also file any such agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Our business may be affected by inflation., page 19

16.   We note your disclosure regarding inflation. Please update your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

Use of Proceeds, page 31

17.   We note your disclosure on page 69 regarding amounts payable to your chief executive officer and other related parties. Please revise this section to disclose the extent to which you intend to use the proceeds from this offering to repay any such amounts.

Enforcement of Civil Liabilities, page 34

18.   We note your disclosure here that three directors are located in China. Disclosure on page 23 provides two directors are located in China. Please reconcile.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Effects of COVID-19 Pandemic, page 37

19.   We note your disclosure that China's zero COVID policy could impact your business. Discuss any steps you are taking to mitigate adverse impacts to your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Supply Chain Risks, page 38

20.   Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

21.   We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 41

22.   We note that your table on page F-16 disclosed a breakdown of cash and cash equivalents by geography. We further note that approximately 96% of your total cash and cash equivalents were held in Hong Kong as of June 30, 2022. Please revise to describe any restrictions that impact the ability to transfer cash within your corporate structure. Discuss the nature of restrictions, if any, on the net assets of your subsidiaries, amount of those net assets, and the potential impact on your liquidity.

In addition, we note your disclosures of current assets, current liabilities, and working capital balances in the June 30, 2021 and June 30, 2022 columns appear to be transposed incorrectly in the first table of Liquidity and Capital Resources. Please revise accordingly.

Business
Legal Proceedings, page 57

23.   Please revise disclosure that indicates Aspire North America is preparing requested material for submission to the FDA, to reconcile with disclosure on page 13 that indicates required information was provided to the FDA in June 2021. Please also update your disclosure to reflect developments since that date.

Regulations, page 58

24.   Please expand your discussion of regulations to include disclosure of the costs and effects of compliance with environmental laws pursuant to Item 101(h)(4)(xi) of Regulation S-K.

Management, page 62

25.   Please revise your disclosure to state the business experience during the past five years for Ms. Zhu. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 68

26.   We note that as of June 30, 2022 and 2021, you had related party balances of $36,221 and $1,934,855, from your chief executive officer and a director. Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering, or tell us why this provision does not apply to any of the loans disclosed in this section.

Description of Capital Stock, page 71

27.   Please set forth the approximate number of holders of each class of your common equity as of the latest practicable date. Refer to Item 201(b)(1) of Regulation S-K.

Signatures, page II-4

28.   Please revise the second half of your signature page to include the signature of your principal accounting officer or controller. If someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Form S-1.

Exhibits

29.   Please file the list of subsidiaries required by Item 601(b)(21) of Regulation S-K, or advise.

        You may contact Stephany Yang at (202) 551-3167 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at (202) 551-3047 with any other questions.

                                                                Sincerely,

                                                                Division of Corporation Finance
                                                                Office of Manufacturing

cc: Richard I. Anslow, Esq.